C21 Investments leads international cast of speakers at
Cannabis Capital Convention in Amsterdam

AMSTERDAM, September 25, 2018 – Canadian cannabis stocks will be on the minds of European investors tomorrow at the prestigious Cannabis Capital Convention in Amsterdam as four executives from a single Canadian company take center stage to talk about their plans to build a vertically integrated cannabis company.

In addition to C21 Investments, the convention will feature presenters from a wide range of international organizations including Bedrocan International, Berenberg Bank, Canaccord Genuity, Cannabis Industry Europe, Palo Verde Global, Prohibition Partners, and The Green Organic Dutchman Holdings.

Rob Cheney, the CEO of C21 Investments, will be giving a keynote presentation about his company’s strategy to become a regional cannabis powerhouse in the United States through a disciplined approach to acquisition and growth.

Mr. Cheney will be followed by Randy Torcom, C21 Investments’ VP of Marketing, who will speak about the company’s goal to create compelling brands and deliver high-quality cannabis products that connect with consumers.

Sky Pinnick, CEO of Phantom Farms (which C21 has an agreement to acquire), will talk about the company’s vertically integrated business model which includes 125,000 square feet of canopy, an extraction lab and a distribution company.

And Christine Smith, CEO of Grön Chocolate and Confections (which C21 has an agreement to acquire), will talk about how she has combined her project management experience, her culinary passion, and her creative background in the cannabis industry.

“Our convention will benefit from the many different experts C21 is making available to participants,” said Michael Kraland, Chairman of the Cannabis Capital Convention. “Having recently listed on the Frankfurt Stock Exchange, C21 Investments is of interest to investors attending our convention.”

Mr. Cheney said the C21 team is pleased to have four speakers participating in the conference, which he credits to the interest that European investors have in Canadian cannabis stocks in general, and the C21 Investments story in particular.

A B O U T C 2 1 I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI; FSE: C6QP) is a U.S. focused vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and Grön Chocolate and Grön Confections in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727-1858	+1 604 718-2800 # 312

The CSE has not accepted responsibility for the adequacy or accuracy of this release.